SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 1, 2006

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated February 1, 2006 re: Partner Communications 2005 Annual Results.

PARTNER COMMUNICATIONS 2005 ANNUAL RESULTS

COMPANY MAINTAINS REVENUE AND EBITDA AT 2004 LEVEL
DESPITE REDUCTION IN TERMINATION RATES

103,000 3G SUBSCRIBERS AT YEAR END 2005

BOARD RECOMMENDS CASH DIVIDEND OF NIS 0.65 PER SHARE

Rosh Ha'ayin, Israel, February 1, 2006 - Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its results for the year and quarter ended December 31st 2005.

Partner reported revenues in 2005 of NIS 5,122.9 million (US$ 1,113.0 million), EBITDA of NIS 1,568.6 million (US$ 340.8 million), equivalent to 30.6% of total revenue, and net income of NIS 354.6 million (US$ 77.0 million) or NIS 2.17 per diluted ADS or share (US$ 0.47 per ADS or share).

For the fourth quarter of 2005, Partner reported revenues of NIS 1,259.3 million (US$ 273.6 million), EBITDA of NIS 364.5 million (US$ 79.2 million), and net income of NIS 83.3 million (US$ 18.1 million).

Partner also reported that its 3G subscriber base stood at over 103,000 at year-end 2005.

The board has resolved to recommend to the shareholders to authorize the distribution of a cash dividend in the amount of NIS 0.65 per share (totaling approximately NIS 100 million) to shareholders on record as of April 10, 2006. The dividend payment is subject to the approval of the Company’s shareholders.

Key Financial Results:

NIS '000	2002	2003	2004	2005

Revenues	4,054,563	4,467,719	5,140,737	5,122,939

Cost of revenues	3,069,458	3,136,456	3,615,014	3,766,352

Gross profit	985,105	1,331,263	1,525,723	1,356,587

SG&A	451,673	476,395	506,377	453,681

Operating profit	533,432	854,868	1,019,346	902,906

Other expenses	4,054	3,530	-	-

Financial expenses	445,180	321,710	260,545	345,448

Income before taxes	84,198	529,628	758,801	557,458

Tax benefit (tax expenses)	-	633,022	(287,248)	(202,898)

Net income for the period	84,198	1,162,650	471,553	354,560

Cash flow from operating activities net of investing
activities	(133,777)	654,723	599,186	459,632

NIS '000	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005

Revenues	1,319,132	1,260,468	1,250,875	1,352,322	1,259,274

Cost of revenues	951,008	924,825	887,474	1,023,828	930,225

Gross profit	368,124	335,643	363,401	328,494	329,049

SG&A	125,830	98,873	111,645	117,327	125,836

Operating profit	242,294	236,770	251,756	211,167	203,213

Financial Expenses & Other	63,464	50,854	82,826	148,782	62,986

Income before taxes	178,830	185,916	168,930	62,385	140,227

Tax expenses	47,414	61,423	53,096	31,441	56,938

Net income for period	131,416	124,493	115,834	30,944	83,289

Cash flow from operating activities net
of investing activities	105,258	81,752	132,837	46,076	198,967

Key Operating Indicators:

	2002	2003	2004	2005

EBITDA (NIS millions)	1,052	1,380	1,576	1,569

EBITDA as a percentage of total revenues	26.0%	30.9%	30.7%	30.6%

Subscribers (thousands)	1,837	2,103	2,340	2,529

Estimated Market Share (%)	29%	31%	32%	32%

Annual Churn Rate (%)	10.9%	13.6%	12.0%	13.6%

Average Monthly Usage per Subscriber (minutes)	280	277	286	294

Average Monthly Revenue per Subscriber (NIS)	183	171	170	156

Average Subscriber Acquisition Costs (NIS)	470	362	295	282

Commenting on the 2005 annual results, Partner’s CEO, Amikam Cohen, said:

“The results this year continue to demonstrate Partner’s ability to bring innovation and excellence to all aspects of the business. Once again, our core strengths in customer services, marketing and branding capabilities have been highly acclaimed. For the third year running, orange™ was chosen as the leading telecommunications brand in Israel and as the second most valuable brand in Israel by Globes, a leading Israeli business daily newspaper. We were also awarded the prestigious Effie Platinum award for our continued outstanding achievements in marketing activities over the last five years.

Furthermore, our push to lead the 3G revolution in Israel is already yielding fruits. By the end of 2005 over 103,000 subscribers were enjoying the wide range of 3G services we already offer over our 3G network. We are pleased with the progress we have made to date with 3G and are excited by the prospect that 3G network will deliver significant growth opportunities in the future.”

Financial Review

Partner’s 2005 revenues totaled NIS 5,122.9 million (US$ 1,113.0 million), down 0.3% from NIS 5,140.7 million in 2004. Quarterly revenues decreased by 4.5%, from NIS 1,319.1 million in Q4 2004 to NIS 1,259.3 million (US$ 273.6 million) in Q4 2005.

2005 annual revenues from services totaled NIS 4,619.9 million (US$ 1,003.7 million), approximately equal to the revenues from services in 2004 of NIS 4,615.8 million. Revenues from services in Q4 2005 decreased by 3.8% to NIS 1,132.9 million (US$ 246.1 million), compared with NIS 1,177.8 million in Q4 2004.

Compared with 2004, total network minutes increased by 12.8%, offset by a 12.9% dilution in the average tariff per minute including incoming calls. The increase in total network minutes was driven primarily by an expanding subscriber base which grew by 8.1% from the end of 2004 to the end of 2005. The dilution in the average tariff per minute compared with 2004 was driven primarily by the reduction in interconnection tariffs which went into effect in March 2005, as well as increased competition and the increased weight of business subscribers in our customer base. The average business subscriber generates substantially more minutes of use than post-paid private and prepaid subscribers, whilst their average tariff per minute is materially lower. Compared with Q4 2004, revenues from services in Q4 2005 were lower primarily as a result of the reduction in interconnection tariffs which went into effect in March 2005, as well as a seasonal shift due to timing of the Jewish holidays which fell between Q3 and Q4 in 2004 but only in Q4 in 2005.

Revenues from equipment in 2005 were NIS 503.0 million (US$ 109.3 million), a decrease of 4.2% from NIS 525.0 million in 2004. In Q4 2005, equipment revenues decreased by 10.6% from NIS 141.4 million in Q4 2004 to NIS 126.4 million (US$ 27.5 million) in Q4 2005. The decrease compared with 2004 was driven primarily by a decrease in the average revenue per sale. Compared with Q4 2004, the decrease in Q4 2005 was caused by decreases in the average revenue per sale and in the number of sales to new and upgrading subscribers.

Data and content revenues, including SMS messages, in 2005 totaled NIS 404.2 million (US$ 87.8 million), accounting for 7.9% of total revenues or 8.7% of service revenues, up from NIS 351.1 million, or 6.8% of total revenues, 7.6% of service revenues, in 2004, despite the reduction in SMS interconnection tariffs. For Q4 2005, data and content revenues including SMS messages were NIS 110.4 million (US$ 24.0 million), 8.8% of total revenues or 9.7% of service revenues, up 17.0% from NIS 94.3 million, 7.2% of total revenues or 8.0% of service revenues in Q4 2004. Both the annual and quarterly increases compared with 2004 were driven by data and content non-SMS service revenues which increased by 34.5%. Revenues from SMS services in 2005 decreased by 4.0% compared with 2004, reflecting the reduction in SMS interconnect tariffs from March 2005, as mandated by the Ministry of Communications. In 2005, SMS messages accounted for approximately 42% of data and content revenues, compared with approximately 50% in 2004.

The total cost of revenues in 2005 increased by 4.2% from NIS 3,615.0 million in 2004 to NIS 3,766.4 million (US$ 818.2 million) in 2005. For Q4 2005, the cost of revenues decreased by 2.2% compared with Q4 2004, from NIS 951.0 million to NIS 930.2 million (US$ 202.1 million).

The cost of revenues related to services in 2005 was NIS 3,022.5 million (US$ 656.6 million), representing a 4.8% increase from NIS 2,885.1 million in 2004. The increase was primarily driven by the increased depreciation and amortization of over NIS 100 million related to the launch of the 3G network towards the end of 2004 together with the additional network expenses associated with the 3G network. Compared with Q4 2004, the cost of revenues related to services increased by 2.3% from NIS 739.5 million to NIS 756.8 million (US$ 164.4 million) in Q4 2005. The increase was again due primarily to depreciation, amortization and network expenses related to the 3G network.

The cost of revenues related to equipment totaled NIS 743.9 million (US$ 161.6 million) in 2005, an increase of 1.9% from NIS 729.9 million in 2004. The increase was driven primarily by the marketing of more advanced and higher cost handsets and approximately 5% growth in sales transactions to new and upgrading subscribers. For Q4 2005, the cost revenues related to equipment was NIS 173.4 million (US$ 37.7 million), down 18.0% from NIS 211.5 million in Q4 2004, driven primarily by an approximate 12% decrease in sales transactions to new and upgrading subscribers.

Overall, 2005 gross profit was NIS 1,356.6 million (US$ 294.7 million), the equivalent of 26.5% of revenues, down 11.1% from NIS 1,525.7 million, or 29.7% of revenues, in 2004. Gross profit for Q4 2005 was NIS 329.0 million (US$ 71.5 million), 26.1% of revenues, down 10.6% from NIS 368.1 million, or 27.9% of revenues, in Q4 2004. Both the annual and quarterly decreases can be primarily attributed to the increased depreciation, amortization and network expenses related to the Company’s 3G network.

Selling and marketing expenses in 2005 totaled NIS 272.9 million (US$ 59.3 million), representing an annual decrease of 16.1% from NIS 325.2 million in 2004. The decrease was principally due to reductions in distribution and advertising costs. Compared with Q4 2004, selling and marketing expenses increased by 2.2% from NIS 76.3 million to NIS 78.0 million (US$ 16.9 million) in Q4 2005, due primarily to end of year promotional campaigns.

General and administrative expenses were NIS 180.8 million (US$ 39.3 million) in 2005, down 0.2% from NIS 181.1 million in 2004. For Q4 2005, general and administrative expenses decreased by 3.4% from NIS 49.5 million in Q4 2004 to NIS 47.8 million (US$ 10.4 million), primarily reflecting a decrease in payroll expenses.

The decreases in both general and administrative expenses and selling and marketing expenses reflect the cost-cutting measures the Company put in place as part of its plan to mitigate the effects of the inter-carrier termination rate reductions that were mandated by the Ministry of Communications.

Overall, operating profit for 2005 was NIS 902.9 million (US$ 196.2 million), representing a decrease of 11.4% from NIS 1,019.3 million in 2004. As a percentage of revenues, operating profit decreased from 19.8% in 2004 to 17.6% in 2005. Q4 2005 operating profit was NIS 203.2 million (US$ 44.1 million), 16.1% of revenues, a decrease of 16.1% from NIS 242.3 million, or 18.4% of revenues, in Q4 2004. Both decreases can be primarily attributed to the impact of the inter-carrier termination rate reductions that were mandated by the Ministry of Communications, as well as the increased depreciation, amortization and network expenses related to the Company’s 3G network.

The Company recorded annual EBITDA for 2005 of NIS 1,568.6 million (US$ 340.8 million), the equivalent of 30.6% of revenues, down 0.5% from NIS 1,576.0 million, or 30.7% of revenues in 2004. EBITDA for Q4 2005 was NIS 364.5 million (US$ 79.2 million), a 7.2% decrease from NIS 392.7 million in Q4 2004.

Financial expenses were NIS 345.4 million (US$ 75.0 million) in 2005, an increase of 32.6% from NIS 260.5 million in 2004. The increase was primarily driven by a one-off charge in the amount of NIS 63 million related to the redemption of the US$ 175 million 13% Senior Subordinated Notes on August 15, 2005, interest charges related to both the redeemed Notes and the new CPI-linked shekel-denominated Notes and a one-off amortization of capitalized expenses related to the Company’s previous bank facility. Q4 2005 financial expenses decreased by 0.8% from NIS 63.5 million in Q4 2004 to NIS 63.0 million (US$ 13.7 million).

Net income in 2005 was NIS 354.6 million (US$ 77.0 million) or earnings of NIS 2.19 (US$ 0.48) per basic ADS or share (NIS 2.17 per diluted ADS or share), representing a 24.8% decrease from NIS 471.6 million, or earnings of NIS 2.57 per basic ADS or share (NIS 2.56 per diluted ADS or share), in 2004. Q4 2005 net income was NIS 83.3 million (US$ 18.1 million), down 36.6% from NIS 131.4 million in Q4 2004. The decrease in 2005 net income compared with 2004 resulted primarily from the financial expenses related to the restructuring of the Company’s debt, the impact of the inter-carrier termination rate reductions that were mandated by the Ministry of Communications, and the increased depreciation, amortization and network expenses related to the Company’s 3G network.

Funding and Investing Review

On March 31, 2005, Partner completed an offering of NIS 2.0 billion of unsecured Series A notes, which were issued at their NIS par value. The notes were registered in Israel. Of these notes, approximately NIS 36.5 million was purchased by Partner Future Communications 2000 Ltd. (“PFC”), a wholly owned subsidiary of the Company. The net proceeds from the offering (received on April 3, 2005) were approximately NIS 1,929 million (US$ 419 million) after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 quarterly installments, beginning June 30, 2009 until March 31, 2012. The Notes, linked to the Israeli Consumer Price Index, bear NIS interest at the rate of 4.25% per year, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On April 14, 2005 the Company entered into a new $550 million bank credit facility. The facility is divided into two tranches: a six year $450 million term loan facility and a six year $100 million revolving loan facility, and is secured by a first ranking floating charge on the Company’s assets. The new credit facility replaced the Company’s previous facility.

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders were reduced to approximately 5.4% of the Company’s issued and outstanding share capital. The price per share at which these shares were acquired was NIS 32.2216 per share. The total consideration paid for the shares was approximately NIS 1,074 million. The Company cancelled the repurchased shares.

On May 1, 2005, following the Company’s offering of NIS 2 billion of unsecured Series A notes, the Company exercised an option to reduce the term facility to $150 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility), and to change the final maturity date of both facilities to September 1, 2009.

On August 15, 2005, the Company redeemed its outstanding US$ 175 million 13% Senior Subordinated Notes, due 2010. According to the terms of the Notes, the redemption price was 106.5% of the principal amount. The redemption, which was financed from the Company’s new bank facility and funds generated from current operations, concluded the refinancing of the Company’s long term debt into lower cost CPI linked shekel-denominated debt.

On September 13, 2005, the Company’s shareholders approved the distribution of a cash dividend of NIS 0.57 per share (approximately NIS 86.8 million or US$ 18.9 million) to shareholders on record as of September 26, 2005.

On January 22, 2006, the Company signed an agreement with MED I.C.- 1 (1999) Ltd (“Med 1”) to purchase the transmission business activity of MED 1, for a consideration of approximately US$ 15 million, subject to certain adjustments. The transaction is subject to fulfillment of the closing conditions.

Cash flows generated from operating activities in 2005, net of cash flows from investing activities, totaled NIS 459.6 million (US$ 99.9 million), compared with NIS 599.2 million in 2004, a decrease of 23.3%. The decrease was primarily due to a decrease in cash flows from operating activities, offset by a decrease in the level of investment in fixed assets. The main reasons for the decrease in cash flows from operating activities were the payment of one-off charges related to the redemption of the US$ 175 million 13% Senior Subordinated Notes, interest charges related to both the redeemed Notes and the new CPI-linked shekel-denominated Notes and inventory increases. Q4 2005 cash flows generated from operating activities, net of cash flows from investing activities, increased by 89.0% from NIS 105.3 million in Q4 2004 to NIS 199.0 million (US$ 43.2 million), primarily due to a decrease in the level of investment in fixed assets.

Net investment in fixed assets in 2005 totaled NIS 486.4 million (US$ 105.7 million), compared with NIS 601.0 million in 2004. The Company substantially completed its 3G coverage build-out in Q3 2005, achieving over 90% nationwide population coverage by year-end.

Operational Review

Approximately 189,000 net active subscribers joined the Company in 2005 compared with approximately 237,000 in 2004, with the business sector accounting for approximately 39% of net new active subscribers over the year. The Company’s active subscriber base at the end of December 2005 was approximately 2,529,000, including approximately 507,000 business subscribers or 20% of the base, approximately 1,268,000 postpaid private subscribers, or 50% of the base, and approximately 754,000 prepaid subscribers, or 30% of the base. Of the Company’s subscriber base, approximately 103,000 were 3G subscribers. We estimate our 2005 year-end market share to be around 32%

The annual churn rate in 2005 increased to 13.6% from 12.0% in 2004, the increase primarily due the prepaid sector.

Average monthly usage per subscriber (MOU) for 2005 was 294 minutes, an increase of 2.8% compared with 286 minutes in 2004. In 2005, average monthly revenue per subscriber (ARPU) was NIS 156 (US$ 33.9), a decrease of 8.2% compared with approximately NIS 170 in 2004. The decrease in ARPU is attributed primarily to the reduction in interconnection charges mandated by the Ministry of Communications, despite the increase in MOU.

Although handset subsidies per new subscriber increased in 2005 compared with 2004, the average cost of acquiring a new subscriber (SAC) in 2005 went down from NIS 295 in 2004 to NIS 282 (US$ 61.3). The reduction reflects a reduction in non-handset subsidy components of SAC including commissions.

Commenting on the Company’s results, Mr. Alan Gelman, Partner’s Chief Financial Officer said: “We are pleased with Partner’s performance this year. 2005 posed a number of challenges, including the reduction in interconnect tariffs and additional expenses arising from the launch of our 3G network. Despite these challenges we have maintained EBITDA at the level of the previous year by restructuring our tariffs and customer offerings and by reducing costs.

Furthermore, we have invested this year in two major courses of action designed to significantly improve the future financial success of the Company. First, we have restructured our debt into lower cost CPI linked shekel-denominated debt which will reduce future financial expenses. Second, we have continued to demonstrate our commitment to 3G services by advancing the roll-out the 3G network to near-full population coverage, introducing four new 3G handsets and a 3G datacard for business users, and developing a range of content services that can only be experienced on our 3G network. These investments in 3G will increase profit opportunities going forward.”

Outlook and Guidance

Commenting on the Company’s outlook, Mr. Alan Gelman, Partner’s Chief Financial Officer said: “Looking forward to 2006, given the highly penetrated market, we expect the rate at which we continue to add net subscribers to be lower than in 2005. With respect to 3G subscriber growth in 2006, we anticipate that lower 3G handset prices should reduce the price differential from 2G handset prices and drive 3G subscriber growth higher.

We also expect revenues to grow in 2006, despite the decline in ARPU that will result primarily from the 9% decline in inter-carrier termination rates from March 2006, as mandated by the Ministry of Communications. Along with a rise in revenues, we foresee increases in operating income, net income and earnings per share and all related margins in 2006. We expect to continue to grow shareholder value in 2006, with the EPS to increase substantially due to higher operating income, substantially lower financial expenses, resulting from the refinancing of our long-term debt in 2005, and the lower average shares outstanding after we repurchased approximately 17% of our outstanding shares from our founding Israeli shareholders. We anticipate that capital expenditures which were lower in 2005 compared with 2004 will rise in 2006, owing to the infrastructure transaction with Med-1. The additional infrastructure purchased from Med-1 will enable us to reduce operating costs over the long-term. In addition, we expect subscriber acquisition and retention costs per subscriber to be higher due to higher subsidies on 3G handsets as compared to 2G handsets. Furthermore, we expect churn to continue to increase, primarily in the prepaid sector.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s 2005 full-year and fourth-quarter results on Wednesday, February 01, 2006, at 17:00 Israel local time (10AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of February 08, 2006.

About Partner Communications

Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM/ GPRS/ UMTS services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2.529 million subscribers in Israel. Partner subscribers can use roaming services in 163 destinations using 349 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange under the symbol PTNR.

Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.
For more information about Partner, see www.investors.partner.co.il

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

         Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

         Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

–   the effects of the high degree of regulation in the telecommunications market in which we operate;

–   regulatory developments relating to tariffs, including interconnect tariffs;

–   the difficulties associated with obtaining all permits required for building and operating of antenna sites;

–   alleged health risks related to antenna sites and use of telecommunication devices;

–   the possible requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damages resulting from antenna sites;

–   the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;

–   the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

–   uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;

–   the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

–   the risks associated with technological requirements, technology substitution and changes and othertechnological developments;

–   fluctuations in foreign exchange rates;

–   the availability and cost of capital and the consequences of increased leverage;

–   the results of litigation filed or that may be filed against us; and

–   the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

–   As well as the risk factors specified under the heading “Risk Factors” in our 2004 annual report on form 20-F filed with the SEC on April 22, 2005.

The attached financial results were prepared in accordance with U.S. GAAP.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31st, 2005: US $1.00 equals NIS 4.603. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our cash flows from operating activities and EBIDTA is presented in the attached summary financial results.

Contacts:

Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2005	2005
	New Israeli shekels		Convenience translation into U.S. dollars
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,611	4,008	871
Accounts receivable:
Trade	625,220	795,156	172,747
Other	70,158	97,128	21,101
Inventories	101,656	209,323	45,476
Deferred income taxes	255,503	65,361	14,200

T o t a l current assets	1,057,148	1,170,976	254,395

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade	96,687	189,013	41,062
Funds in respect of employee rights upon retirement	69,128	75,443	16,390

	165,815	264,456	57,452

FIXED ASSETS, net of accumulated depreciation and
amortization	1,843,182	1,768,895	384,292

LICENSE AND DEFERRED CHARGES,
net of accumulated amortization	1,325,592	1,321,167	287,023

DEFERRED INCOME TAXES	94,442	86,505	18,793

T o t a l assets	4,486,179	4,611,999	1,001,955

	December 31
	2004	2005	2005
	New Israeli shekels		Convenience translation into U.S. dollars
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities		34,464	7,487
Accounts payable and accruals:
Trade	552,377	665,542	144,589
Other	307,364	231,480	50,289
Related party - trade		10,513	2,284
Dividend payable		44,996	9,775

T o t a l current liabilities	859,741	986,995	214,424

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	1,185,088	665,974	144,682
Notes payable	753,900	2,022,257	439,335
Liability for employee rights upon retirement	92,808	102,238	22,211
Other liabilities	7,567	19,184	4,168

T o t a l long-term liabilities	2,039,363	2,809,653	610,396

COMMITMENTS AND CONTINGENT LIABILITIES
T o t a l liabilities	2,899,104	3,796,648	824,820

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2004 and 2005 -
235,000,000 shares; issued and outstanding -
December 31, 2004 - 184,037,221 shares and
December 31, 2005 - 152,528,288 shares issued	1,840	1,525	331
Less - receivables in respect of shares	(2,260)
Capital surplus	2,362,027	2,401,160	521,651
Deferred compensation	(23,650)	(12,735)	(2,766)
Accumulated deficit	(750,882)	(1,574,599)	(342,081)

T o t a l shareholders' equity	1,587,075	815,351	177,135

	4,486,179	4,611,999	1,001,955

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2003	2004	2005	2005
	New Israeli shekels			Convenience translation into U.S. dollars
	In thousands (except per share data)

REVENUES - net:
Services	4,117,887	4,615,781	4,619,932	1,003,679
Equipment	349,832	524,956	503,007	109,278

	4,467,719	5,140,737	5,122,939	1,112,957
COST OF REVENUES:
Services	2,586,707	2,885,077	3,022,480	656,633
Equipment	549,749	729,937	743,872	161,606

	3,136,456	3,615,014	3,766,352	818,239

GROSS PROFIT	1,331,263	1,525,723	1,356,587	294,718
SELLING AND MARKETING EXPENSES	314,008	325,244	272,900	59,287
GENERAL AND ADMINISTRATIVE EXPENSES	162,387	181,133	180,781	39,275

OPERATING PROFIT	854,868	1,019,346	902,906	196,156
FINANCIAL EXPENSES, net	321,710	260,545	345,448	75,048

LOSS ON IMPAIRMENT OF
INVESTMENTS IN
NON-MARKETABLE
SECURITIES	3,530

INCOME BEFORE TAX	529,628	758,801	557,458	121,108
TAX BENEFIT (TAX EXPENSES)	633,022	(287,248)	(202,898)	(44,080)

NET INCOME FOR THE YEAR	1,162,650	471,553	354,560	77,028

EARNINGS PER SHARE (“EPS”):
Basic	6.39	2.57	2.19	0.48

Diluted	6.34	2.56	2.17	0.47

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	181,930,803	183,389,383	161,711,125	161,711,125

Diluted	183,243,157	184,108,917	163,617,272	163,617,272

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2004	2005	2005
	New Israeli shekels			Convenience translation into U.S. dollars
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	1,162,650	471,553	354,560	77,028
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	536,871	558,222	683,503	148,490
Loss on impairment of investments in
non-marketable securities	3,530
Amortization of deferred compensation related
to employee stock option grants, net	5,177	10,720	10,353	2,249
Liability for employee rights upon retirement	15,540	16,302	9,430	2,049
Deferred income taxes	(633,752)	283,807	198,079	43,033
Income tax benefit in respect of exercise of options
granted to employees	730	3,440	4,820	1,047
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	(67,438)	(10,258)	108,411	23,552
Erosion of security deposit	8,877
Amount carried to deferred charges			(13,820)	(3,002)
Capital loss (gain) on sale of fixed assets	(7,829)	(391)	493	107
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	22,721	(225,860)	(262,262)	(56,976)
Other	(5,557)	(13,615)	(26,970)	(5,859)
Increase (decrease) in accounts payable and
accruals:
Related parties			10,513	2,284
Trade	(93,444)	135,600	112,857	24,518
Other	47,541	41,613	(75,884)	(16,486)
Increase (decrease) in asset retirement obligations	1,228	464	(92)	(20)
Decrease (increase) in inventories	34,647	1,205	(107,667)	(23,391)

Net cash provided by operating activities	1,031,492	1,272,802	1,006,324	218,623

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(350,344)	(609,795)	(498,851)	(108,374)
Proceeds from sale of fixed assets	12,309	552	16	3
Withdrawal of security deposit	98,917
Purchase of additional spectrum	(121,388)	(53,969)	(41,542)	(9,025)
Funds in respect of employee rights upon retirement	(16,263)	(10,404)	(6,315)	(1,372)

Net cash used in investing activities	(376,769)	(673,616)	(546,692)	(118,768)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2004	2005	2005
	New Israeli shekels			Convenience translation into U.S. Dollars
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease			(1,893)	(411)
Repurchase of company's shares (including purchase cost of NIS 17,591,000 ($ 3,900,000))			(1,091,841)	(237,202)
Issuance of notes payable under a prospectus, net of issuance
costs			1,929,223	419,123
Redemption of notes payable			(793,100)	(172,301)
Proceeds from exercise of stock options granted to
employees	3,391	25,798	37,153	8,072
Dividend paid			(41,773)	(9,075)
Long-term bank loans received	240,000		359,000	77,993
Repayment of long-term bank loans	(895,700)	(624,147)	(857,004)	(186,185)

Net cash used in financing activities	(652,309)	(598,349)	(460,235)	(99,986)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	2,414	837	(603)	(131)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	1,360	3,774	4,611	1,002

CASH AND CASH EQUIVALENTS AT
END OF YEAR	3,774	4,611	4,008	871

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	287,629	179,205	235,854	51,239

Advances to income tax authorities	3,750	4,900	30,840	6,700

Supplementary information on investing and financing activities not involving cash flows At December 31, 2003, 2004 and 2005, trade payables include NIS 65.7 million, NIS 103.8 million and NIS 90.3 million ($ 19.6 million), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2004 and 2005 trade payables include NIS 13.8 million and NIS 27.7 million ($6.0 million) in respect of acquisition of additional spectrum, respectively.

At December 31, 2005, dividend payable of approximately NIS 45 million ($9.8 million) is outstanding. These balances are recognized in the cash flow statements upon payment.

During 2005, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS15.8 million ($ 3.4 million)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATION CASH FLOWS
AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	2004	2005	2005
	(Unaudited)
	In thousands

Net cash provided by operating activities	1,272,802	1,006,324	218,623

Liability for employee rights upon retirement	(16,302)	(9,430)	(2,049)
Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities	10,258	(108,411)	(23,552)
Amount carried to differed charges		13,820	3,002
Increase in accounts receivable:
Trade	225,860	262,262	56,976
Other	13,615	26,970	5,859
Decrease (increase) in accounts payable and accruals:
Trade	(135,600)	(112,857)	(24,518)
Other	(41,613)	75,884	16,486
Related parties		(10,513)	(2,284)
Increase (decrease) in inventories	(1,205)	107,667	23,391
Decrease (increase) in Assets Retirement Obligation	(464)	92	20
Financial Expenses	248,645	316,806	68,826

EBITDA	1,575,996	1,568,616	340,780

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

	New Israeli shekels
	3 month period ended
	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(Unaudited)
	In thousands

REVENUES - net	1,319,132	1,260,468	1,250,875	1,352,322	1,259,274
COST OF REVENUES	951,008	924,825	887,474	1,023,828	930,225

GROSS PROFIT	368,124	335,643	363,401	328,494	329,049
SELLING AND
MARKETING
EXPENSES	76,325	57,363	65,442	72,105	77,990
GENERAL AND
ADMINISTRATIVE
EXPENSES	49,505	41,510	46,203	45,222	47,846

OPERATING PROFIT	242,294	236,770	251,756	211,167	203,213
FINANCIAL
EXPENSES - net	63,464	50,854	82,826	148,782	62,986

INCOME BEFORE
TAXES ON INCOME	178,830	185,916	168,930	62,385	140,227
TAXES ON INCOME	47,414	61,423	53,096	31,441	56,938

NET INCOME FOR THE
PERIOD	131,416	124,493	115,834	30,944	83,289

PARTNER COMMUNICATIONS COMPANY LTD. (An Israeli Corporation)

Summary Operating Data

	2004		2005

Subscribers (in thousands)	2,340		2,529

Estimated share of total Israeli mobile telephone subscribers	32%		32%

Churn rate in year	12.0%		13.6%

Average monthly usage in year per subscriber (minutes)	286		294

Average monthly revenue in year per subscriber, including in-roaming
revenue (NIS)	170		156

Number of 2G operational base stations (in parenthesis number of micro
sites out of total number of base stations)	2,243	(723)	2,252	(714)

Subscriber acquisition costs in year per subscriber (NIS)	295		282

Number of employees (full-time equivalent)	3,164		3,403

	Q4 2004		Q4 2005

Subscribers (in thousands)	2,340		2,529

Estimated share of total Israeli mobile telephone subscribers	32%		32%

Churn rate in quarter	2.9%		3.1%

Average monthly usage in quarter per subscriber (minutes)	288		287

Average monthly revenue in year per subscriber, including in-roaming
revenue (NIS)	167		148

Number of 2G operational base stations (in parenthesis number of micro
sites out of total number of base stations)	2,243	(723)	2,252	(714)

Subscriber acquisition costs in quarter per subscriber (NIS)	339		256

Number of employees (full-time equivalent)	3,164		3,403

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: February 1, 2006